

September 15, 2011

<u>Via E-mail</u>
Mr. Thomas S. Gifford
Chief Financial Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, SC  29566

> **RE:    Integrated Environmental Technologies, Ltd.**
> **Form 10-K/A for the Year ended December 31, 2010**
> **Filed August 26, 2011**
> **Form 10-Q for the Quarter ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 0-26309**

Dear Mr. Gifford:

We have reviewed your response letter dated July 22, 2011 and have the following additional comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2011

Stock Issuances for Services, page 19

1. In future filings, state the value of the services received by IET for which it issued shares of common stock.  <u>See</u> Item 701(c) of Regulation S-K.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief